LEVEL 3 FINANCING, INC.

LEVEL 3 COMMUNICATIONS, INC.

LEVEL 3 COMMUNICATIONS, LLC

c/o LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard

Broomfield, CO 80021

December 8, 2015

via EDGAR and EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Mr. Paul Fischer

Re:	Level 3 Financing, Inc. (CIK No. 0001324501), Level 3 Communications, Inc. (CIK No. 0000794323) and Level 3 Communications, LLC (CIK No. 0001324502) (together, the “Co-Registrants”)
Registration Statement on Form S-4 (Commission File No. 333-208012)
(the “Registration Statement”)

Dear Mr. Fischer:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Co-Registrants, requests acceleration of the effective date of the Registration Statement, to 10:00 a.m., Eastern Time, on Thursday, December 10, 2015, or as soon as practicable thereafter.

The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Co-Registrants. The Co-Registrants acknowledge to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Co-Registrants may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (720) 888-1000 or David K. Boston or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Neil J. Eckstein
Neil J. Eckstein
Authorized Officer

cc:	David K. Boston, Willkie Farr & Gallagher LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP